INVEST IN **PIVOTAL HEALTH**

Skip the Waiting Room - Healthcare that Comes to You



pivotalhealth.care Middleton, WI









Highlights

1. Proprietary platform automates everything around the visit to make healthcare easier for consumers.

2. 13,000+ house call visits conducted across multiple Midwest metro areas since inception.

3. Over $3.3 million raised from VCs and angel investors including $900,000+ raised in this round.

4. Patients love Pivotal Health. Average Google Review is 4.99.

5. Direct Care for Employers launched in late 2023. Quickly grown to 1,100+ employees at 15 employers.

6. Launched Direct Care for Individuals and Families in June.

7   Experienced management team has started, grown, and exited multiple healthcare and tech startups.

Featured Investors

 **Tj Blitz**
Syndicate Lead

[Follow] Invested $5,000 ⓘ

"Pivotal Health is awesome. I use them whenever one of my children has a medical issue at home. Rather than waiting for hours in the ER surrounded by sick people, I wait in the comfort of my home for a medical professional to arrive and diagnose the problem. They can even prescribe medication. Pivotal Health makes health care convenient and efficient."

 **Tundra Angels** [Follow] Invested $500,000 ⓘ

Tundra Angels is a Green Bay, Wisconsin-based angel investor network. Since inception, Tundra Angels has deployed nearly $4M in capital to startups across Wisconsin.
tundraangels.com

Matthew Kee, Manager

"The business model of healthcare is currently centered around the schedule of the provider, not of the patient. Why is it that those ultimately receiving care are not in control of the process? Tundra Angels invested in Pivotal Health because it puts the control of healthcare in the patient's hands - at the location and the time that they choose. Pivotal Health is the future of healthcare."

Our Team

 **Sal Braico**   Chief Executive Officer

Sal is a serial entrepreneur and startup executive with over 22 years of experience starting and growing multiple healthcare companies. He was COO of $30 million+ pharmacy business sold to Walgreens and Guardian Pharmacy.



Pete Johnson Advisor

Pete has over two decades of executive and leadership roles in product, operations, sales, marketing and business development at leading tech companies in Silicon Valley.



Andrew Culp, MD Chief Medical Officer

Dr. Culp has over 16 years of emergency medicine and family practice experience. He helped design Pivotal Health's innovative clinical platform and oversees the clinical operations.



Tia Vaccaro-Mussehl, APNP Lead Advanced Practice Provider

Tia leads Pivotal Health's APPs and works closely with Dr. Culp to establish and maintain Pivotal Health's clinical protocols and processes. In addition to her work at Pivotal Health, Tia is an instructor in a local nursing program.



Tony Goebel Director

Tony is a successful entrepreneur & investor. He is the founder & CEO of 5G Benefits, a fast-growing insurance & group benefits agency in Northeast Wisconsin. Tony is also a member of the Board of Trustees of Marian University.

Pivotal Health is Transforming Healthcare



Pivotal Health improves lives by delivering healthcare directly to patients through its proprietary, tech-enabled platform for primary and urgent care house calls. As Pivotal Health expands to more metro areas nationwide, it aims to improve access to convenient, high-quality healthcare so even more people can lead healthier lives.

Pivotal Health's innovative, scalable approach tackles the challenges of the U.S. healthcare system head-on, addressing critical issues like: price transparency, provider burnout, ER overuse, chronic illness management, and more. Pivotal Health is poised to dramatically improve countless American lives with the convenient, high-quality healthcare they deserve.

Healthcare Needs to Change

Health systems and clinics are facing unprecedented financial situations while the largest health insurers continue to grow exponentially.



Source: Hospitalogy Email Newsletter. https://hospitalogy.com/

Urgent Need for Innovative Models

Direct Primary Care (DPC) clinics emerged a decade ago to address challenges providers face when working with insurance companies. The DPC model offers patients and employers transparent, low-cost monthly memberships for primary and urgent care, bypassing insurance complexities.

This model delivers more personalized, higher-quality care than large healthcare organizations, leading to explosive growth in DPC member and employer adoption in recent years.



2017 - 2022
- 36% avg annual increase in DPC members[1]

- 800% increase in number of employers offering DPC to employees[2]

1. Hint Health 2022 DPC Trends Report
2. Hint Health Employer Trends in DPC 2023 Report

Taking Advantage of Converging Trends



Direct Primary Care

$ Subscription

Patient / Employer → Provider

Removes cost and bureaucracy of health insurers from healthcare

More Healthcare Moving to the Home

Improved patient outcomes at a lower-cost site of care

Most DPC clinics are small, one- or two-provider clinics that prefer to maintain a manageable patient panel — they can't scale up to meet the demand.

Simultaneously, healthcare is increasingly **moving to the home**, resulting in

- increased convenience and accessibility for patients

- personalized and comprehensive care

- improved patient-provider relationships

- fewer ER visits and reduced hospitalizations

- enhanced medication adherence

- a significantly lower cost of care

Pivotal Health Seizes The Chance To Fix Healthcare



Tech-Enabled Platform for DPC House Calls

- Urgent care & primary care house call visits

- Automating everything around the visit
  - Triage
  - Scheduling
  - Payment – transparent pricing
  - Charting
  - Clinical workflows
  - Follow up

- Scalable DPC Revenue Models
  - Direct-to-employer (PEPM)
  - Individual and family memberships

In late 2020, Pivotal Health's founders — an experienced team with backgrounds in medicine, healthcare operations, and technology — built a proprietary technology stack that **automates everything around the house call** to make healthcare easier for consumers and Pivotal Health providers.

Typically, patients spend more time waiting for care than receiving it. Pivotal Health reverses that ratio as providers drive to patients for urgent care and primary care house call visits.

The business is **quickly growing** and is now in four Midwest metro areas.








Total Visits	Revenue	CAC Improvement	Direct Care PEPM	Avg Visits / Patient	Reviews
13,000+	3X	40%	1,100+	1.77	4.99
All Ages Since 2021	2021: $270K 2023: $840K	2022: $47 / visit 2023: $31 / visit	Employees across 15 Employers	Last 12 Months	Average Google Review

Direct Care for Employers

Launched in late 2023, Pivotal Health's **Direct Care for Employers** offers companies a low monthly fee per employee, allowing their workforce and families to schedule house calls for just $0 to $25. With over 1,100 employees at 15 employers already enrolled and a robust sales pipeline, this service is generating significant monthly recurring revenue while lowering healthcare

significant monthly recurring revenue while lowering healthcare costs for businesses and improving employee satisfaction and retention.

Pivotal Health is establishing channel partnerships with benefit brokers to help sell Direct Care for Employers.


Direct Care for Employers
Rapid Growth
Oct 23 – 56
Jan 24 – 685
May 24 – 822
Jul 24 – 878
Sep 24 – 1,125 employees

Direct Care for Individuals and Families


University Health Services are Failing Students
• "The field of student health has so many issues… It has been unrecognized and unappreciated – the importance of it and dysfunction in it."
• "Everyone I know says that student health is awful… It's an open secret."
Washington Post Article. "At College Health Centers, Students Battle Misdiagnoses and Inaccessible Care." 07/13/2020

After launching in 2021, Pivotal Health quickly went viral at the University of Wisconsin-Madison. University Health Services at most campuses are closed evenings and weekends and students struggle to get the personalized care they and their parents want.

For many students, getting sick away from home for the first time is frightening. Parents also feel helpless and frustrated. Pivotal Health fills this gap with compassionate, accessible care in person for students, becoming an important resource and a huge comfort for parents.



Jenny
September 4, 2021 · 🌐

I just wanted to give a shout out to Pivotal Health. If your student needs medical care I cannot recommend this company enough.

They send their staff TO YOUR STUDENT - (an actual house call) and can assess, test (rapid test strep and COVID), and prescribe medication if necessary. They accept several insurance plans and their self-pay is reasonable too. Scheduling is easy and they are available 7 days a week. I wish my other student (different college) had this company in her town. This company is awesome!



Cathy
November 17, 2022 · 🌐

Just chiming in to give another shout out to Pivotal Health. They are a wonderful resource if your kid is sick and needs to be seen by a doctor. My daughter got the app on Monday and was seen yesterday at her apt. She said the nurse was so nice. She tested her, diagnosed her and called in 2 prescriptions for her. And my kid could tell ahead of time through the app what the copay was going to be. Very simple and efficient and professional.

👏 Well done badger alumni 👏



Laurie
November 5, 2021 · 🌐

I can't say thank you enough to the Badger Parent page for the recommendations on Pivotal Health. Our daughter has been sick for over 3 1/2 weeks and was seen by the healthcare center on campus (she was told by them it's "allergies") same speal as last semester when she was ill and we picked her up and brought her home to be seen by our local MD -she was dx with an infection that required immediate antibiotics! This makes me wonder about the healthcare center on campus, now twice.

We weren't able to arrange getting her back home to see our MD as we are many hours away so we decided to try Pivotal Health. They provided awesome care ! They even ran to get the prescription that she needed to start tonight and delivered it to her as she doesn't have a car and the near by pharmacies she could walk to were closed. I cannot say enough good things about this company and the service they provided as well as to the Badger parents that shared their positive experience. Pivotal even provided a number for her to call tomorrow to give them an update!

Lisabeth
December 16, 2021 · 🌐


Can we just thank @pivotal Health?

Pivotal Health's Proprietary Tech Platform


Pivotal Health Direct Care Mobile App Instructions
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Direct Care Mobile App Instructions
Watch on YouTube


Search "Pivotal Health" in the app stores
Quick and easy scheduling and pricing!
1. Select your symptoms/reason for being seen
2. Pick a time that works for you
3. Pay your out-of-pocket
Out-of-pocket costs shown upfront w/ easy payment

Pivotal Health's team has extensive experience building and launching complex software platforms. They leveraged their experience to build an innovative platform that makes

experience to build an innovative platform that makes healthcare easier for consumers and providers.



Patient Facing
Proprietary Mobile App
Patients can
• Schedule visits
• Pay out-of-pocket costs
• Receive after-visit summaries
Provider Facing
EMR
• Patient Database
• Extensive API architecture
• Macros, templates to automate charting
Price Transparency Tool
Calculates patient's out-of-pocket costs with inputs from Triage Tool
Proprietary Automated Triage Tool
• Determines case complexity
• Identifies appropriate provider
Logistics & Route Planning
Maximize clinician efficiency

Expansion & Revenue Projections

Pivotal Health has an aggressive expansion strategy focused on metro areas with populations greater than 500,000 with a large university population. Potential expansion metros include Minneapolis, Ann Arbor, Columbus, Cincinnati, Austin, Phoenix, Boston, Raleigh-Durham, Los Angeles, and more.



• Minneapolis – U of Minn.
• Northern Chicago Suburbs – Northwestern
• Ann Arbor, MI – U of Mich.
• Lansing, MI – Michigan St
• Columbus, OH – OSU
• Cincinnati, OH – U of Cincy
• Austin, TX – U of Texas
• College Station, TX – TX A&M
• Phoenix, AZ – Arizona State
• Tucson, AZ – U of Arizona
• Boston/Cambridge, MA – Harvard, MIT, BU, NE
• Raleigh-Durham, NC – UNC, NC State, Duke
• Washington, DC – Georgetown, GW, U of MD
• Atlanta, GA – GA Tech
• Los Angeles – USC, UCLA

Metro Areas
Revenue
3
4
6
12
$840K
$1.2M
$5.1M
$17.9M

Forward-looking projections cannot be guaranteed.

Use of Funds

Pivotal Health is raising a $3.2 million round to expand to more metro areas and to increase sales and marketing in our current metro areas. The company has already raised $2 million from VCs, family offices, and angel investors and is seeking $1.2 million from this crowdfunding round to close the round.

The capital will primarily be used for

- sales & marketing;
- expansion to more metro areas; and
- working capital.

Investment Opportunity

Healthcare is the biggest sector in the U.S. economy. It represents over 17% of GDP and employs more workers than any sector. The sub-sectors of primary care and urgent care are multi-billion dollar market opportunities where key stakeholders — providers, patients, employers — are not happy with the status quo. It is ripe for disruption.

- Demand for Direct Primary Care (DPC) is exploding with consumers and employers
- Pivotal Health has a tech-enabled platform to cost-effectively scale DPC house calls across the US
- Pivotal Health has conducted over 13,000 visits across 4 Midwest metros since 2021
- Pivotal Health's Direct Care for Employers is now up to over 1,100 employees at 15 employers since launching in late 2023
- The company has already raised $2 million from VCs, family offices, and angel investors in this round


Pivotal
Book online at PivotalHealth.care

You are investing in a **Simple Agreement for Future Equity or SAFE.** It acts like a convertible note but it is not a debt instrument. The SAFE investors will automatically convert to

instrument. The SAFE investors will automatically convert to equity or shares at the company's first priced capital raise round or at sale of the company, whichever comes first.

In this SAFE, the post-money valuation cap is $9 million. There is also a 20% discount. This means that the SAFE investors will convert to shares or equity at a maximum valuation of $9 million or get a 20% discount into the next round (or sale) - whichever is better for the investor. For example, if our next round is at a valuation of $8 million, the investors in this SAFE will convert to shares at a valuation of $6.4 million (20% less than $8 million). If our next round is at a valuation of anything above $10.8 million (20% more than $9 million), the investors in this SAFE will convert to equity or shares at a valuation of $9 million. If the company is sold before raising a next round, the SAFE investors will convert and get shares (and thus a share of the exit) with the same math as described above.

You can find more info on SAFEs here:
https://wefunder.com/updates/139885-safes-101

Potential Exits


M&A
Sale to a Strategic Buyer
PE
Sale to a Financial Buyer
IPO
Public Offering of Shares
%$
Perpetual Dividend Payout

Technology-enabled healthcare services companies have diverse exit opportunities when they achieve success. Over the past decade, exit valuations have spanned a wide range, from modest multiples of 2 or 3 times top-line revenue to substantial premiums exceeding 20 times top-line revenue. This variation is influenced by several key factors, including the company's revenue, revenue growth trajectory, strategic positioning relative to potential acquirers, and comparable valuations in the public

markets.

Pivotal Health's management team brings extensive experience, industry connections, and a strong motivation to pursue a favorable exit for investors. However, it is important to note that with any early-stage investment, there can be no guarantee of returns.



Invest in Pivotal Health today